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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                 Aquagenix, Inc.
               --------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
               --------------------------------------------------
                         (Title of Class of Securities)

                                   03838R 102
               --------------------------------------------------
                                 (CUSIP Number)

                                Nicolas Berggruen
                                 499 Park Avenue
                               New York, NY 10022
                                  212-421-0110
               --------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 1998
               --------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 03838R 102

1       Name of Reporting Person

        S.S. or I.R.S. Identification No. of Above Person

               Nicolas Berggruen

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [ ]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         543,241
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          -0-
    Each
  Reporting           9      Sole Dispositive Power
   Person                           543,241
    With

                      10     Shared Dispositive Power
                                    -0-

11      Aggregate Amount Beneficially Owned by Each Reporting Person

               543,241

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*                                   [X]

13      Percent of Class Represented By Amount in Row (11)

               11.7%

14      Type of Reporting Person*

               IN


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The first two paragraphs of Item 2 are hereby amended and restated as follows:

"ITEM 2.       IDENTITY AND BACKGROUND

        Amendment No. 6 to the Schedule 13D relating to the Common Stock (hereinafter, the "Sixth Amendment") is being filed by Nicolas Berggruen (the "Reporting Person"). The Reporting Person is the Chief Executive Officer, President and sole shareholder and director of Alpha Investment Management, Inc., a Delaware corporation ("Alpha") which is registered as an Investment Adviser under the Investment Advisers Act of 1940.

        The Reporting Person acts as an investment adviser to Alexander Enterprise Holding Corp. ("Alexander"), a British Virgin Islands corporation. Alpha acts as an investment adviser to Alpha Atlas Holdings, LDC ("Alpha Atlas"), a Cayman Islands limited duration company. The business address of the Reporting Person is 499 Park Avenue, New York, NY 10022. The address of the principal office of Alpha is 499 Park Avenue, New York, NY 10022. The address of the principal office of Alexander is c/o Midocean Management, Ltd., 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. The address of the principal office of Alpha Atlas is c/o International Fund Administration, Ltd., 48 Par La Ville Road, Suite 464, Hamilton HM11 Bermuda."

Item 3 is hereby amended and restated as follows:

"ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Of the 543,241 shares of Common Stock deemed beneficially held by the Reporting Person, (i) 410,741 shares of Common Stock were purchased by Alexander with the working capital of Alexander, (ii) 132,500 shares of Common Stock were purchased by Alpha Atlas with the working capital of Alpha Atlas."

Item 4 is hereby amended and restated as follows:

"ITEM 4.       PURPOSE OF TRANSACTION

               The purpose of the acquisition by Alpha Atlas and Alexander of the shares of Common Stock is for investment. The Reporting Person may consider making additional purchases of shares of Common Stock of the Issuer on behalf of clients in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Person may cause all or a portion of the shares of Common Stock to be sold in open-market or private transactions, depending upon prevailing market conditions and other factors."

Item 5 is hereby amended and restated as follows:

"ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(a) The Sixth Amendment relates to 543,241 shares of Common Stock of the Issuer deemed beneficially owned by the Reporting Person, which constitute approximately 11.7% of the issued and outstanding shares of Common Stock.

                                                               Page 3 of 5 Pages





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(b)     The Reporting Person has sole voting and dispositive power with respect to 543,241 shares of Common Stock.

(c) The following is a list of the transactions which were effected since the filing of the Fifth Amendment:

        (i) Effective on October 27, 1997, pursuant to the Subscription Agreement dated October 27, 1997, Alexander acquired, at an aggregate purchase price of $700,000: (a) 60,000 warrants, each to purchase one share of Common Stock at an exercise price of $8.00 per share, exercisable until October 27, 1999 (the "Warrants") and (b) the right to acquire $700,000 worth of shares of Common Stock from December 1997 until December 1998 at a purchase price per share equal to 85% of the average closing bid price of the Common Stock on the Nasdaq NMS over a ten day period immediately prior to the date of exercise. By letter dated January 26, 1998 and pursuant to exercising the Open Market Warrants (as defined in (iii) below), the Issuer agreed to (a) lower the exercise price of the Warrants from $8.00 per share to $5.79 per share and (b) grant Alexander 50,000 additional Warrants at an exercise price of $8.00 per share. On December 31, 1997, Alexander acquired under the Subscription Agreement, $700,000 worth or 120,213 shares of Common Stock, as determined by the average closing bid price of the Common Stock over the previous ten day period on the Nasdaq NMS;

        (ii) Pursuant to an open market transaction, Alexander disposed of 15,000 shares of Common Stock on November 12, 1997 at a purchase price of $7.50 per share; and

        (iii) Pursuant to an open market transaction, Alexander acquired on January 30, 1997, 100,000 warrants, each to purchase one share of Common Stock at an exercise price of $6.00 per share (the "Open Market Warrants"). Alexander acquired the Open Market Warrants at a purchase price of $2.13 per Warrant. On January 30, 1997, Alexander exercised the Open Market Warrants for 100,000 shares of Common Stock.

(d)     Not applicable.

(e)     Not applicable."

The first two sentences of Item 6 are hereby amended and restated as follows:

"ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        As discussed in Item 2 above, the Reporting Person acts as investment adviser to Alexander, which owns 410,741 shares of Common Stock. The Reporting Person is the Chief Executive Officer, President and sole shareholder of Alpha, which acts as the investment adviser to Alpha Atlas, which owns 132,500 shares of Common Stock."

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1998




                                    By:    /s/ Nicolas Berggruen
                                       _________________________________________
                                          Nicolas Berggruen






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